rThreat Inc.



ANNUAL REPORT

4050 Willowbrook Lane

Bellingham, WA 98229

0

http://rthreat.net

This Annual Report is dated April 26, 2023.

BUSINESS

rThreat, Inc. ("rThreat" or the "Company") is a corporation organized under the laws of the state of Delaware that evaluates the efficiency of Security controls via an Attack Emulator Software as a Service Cloud Platform. The Company's business model consists of B2B Direct and Channel Sales focused on Enterprise and Public sectors. Our Cloud Platform is sold across 3 countries throughout our Value-Added Resellers and Technology Integrators as well as direct-to-consumer businesses online. The Company has a market disruptive attack validation technology, we believe we are the first company to have real malware available on demand so companies can test their defenses. Our development team has created the most competitive automated process to scale our Malware libraries with which we enable service providers to generate an organic revenue stream. The Cyber insurance industry has to adopt our type of validation as a zero-trust mythology. We also have the most respected advisors including the creator of the Zero-trust framework, and our sales strategy is planned to scale in order to dominate the continuous validation space.

CualliSys SA de CV is a related entity to the Company. The Company has one (1) common executive officer, who is also co-owner of CualliSys, which results in a degree of common control between the two entities. The affiliated company provides the research, development, and support of the rThreat platform. CualliSys is a corporation headquartered in and incorporated under the laws of Mexico that provides employee management services, software development services, and sales and marketing operations for Latin America.

he Company's Intellectual Property ("IP"): The Company has applied for a trademark for the word mark RTHREAT, U.S. Serial No. 90594816, filed with the USPTO on March 22, 2021. The Company has also secured a provisional utility patent from the USPTO, U.S. Utility Patent Application No. 17/395,453. In addition, the Company has other valuable IP that it has developed including proprietary software, unregistered design marks, trade names, copyrights, and trade secrets.<

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $145,987.00

Number of Securities Sold: 6,404,187

Use of proceeds: Product development, sales, marketing and working capital

Date: August 03, 2020

Offering exemption relied upon: Rule 701

Type of security sold: SAFE

Final amount sold: $282,000.00

Use of proceeds: Program Development and marketing

Date: October 25, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $220,000.00

Use of proceeds: Working capital, software development and marketing

Date: October 15, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue

Revenue for fiscal year 2021 was $123,871 compared to $214,379.00 in fiscal year 2022. Non-recurring revenue was derived from US accounts while LATAM based organizations provided more subscription revenue. The increase in Sales were in proportion to both geographic areas from the previous year. Sales efforts in 2022 were increasingly focused on expanding accounts in LATAM.

Cost of Sales
Cost of Sales for fiscal year 2021 was $112,477 compared to $16,734 in fiscal year 2022. Cost of Sales were initially higher as a result of setting up the customer support infrastructure. In 2022 those efforts were streamlined, and staff were multitasked into other operating areas.

Gross Margins
Gross Margin for fiscal year 2021 was $11,394 compared to $197,645 in fiscal year 2022. Due to a reduction in staffing and improvement of customer support efficiencies gross margin percentages increased to 92% in fiscal year 2022. We anticipate increased investment in this area will be necessary because of the need to be able to support a larger customer base. We expect gross margins to fall into the 72% range on an ongoing basis.

Expenses
Expenses for fiscal year 2021 were $606,912 compared to $582,151 in fiscal year 2022. The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in FY 2022 decreased $24,761 from 2021. Contracted research and development cost decreased slightly as some staff were used to support sales and marketing. Sales expenses increased year over year as more resources were put into LATAM sales staff. Administrative legal fees increased due to more funding campaign efforts. FY 2023 expenses are anticipated to be approximately the same as in FY 2022.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $90.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Nancy De Jong

Amount Owed: $10,000.00

Interest Rate: 5.0%

Maturity Date: July 02, 2022

Creditor: Jocelyn De Jong

Amount Owed: $10,000.00

Interest Rate: 5.0%

Maturity Date: August 03, 2022

Creditor: Magdalena Chavez Aguilar

Amount Owed: $10,000.00

Interest Rate: 5.0%

Maturity Date: August 05, 2022

Creditor: Magdalena Chavez Aguilar

Amount Owed: $23,000.00

Interest Rate: 5.0%

Maturity Date: October 26, 2022

Creditor: Nancy De Jong

Amount Owed: $4,000.00

Interest Rate: 5.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Hugo Sanchez Chavez

Hugo Sanchez Chavez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, Chief Executive Officer & Co-Founder

Dates of Service: July, 2020 - Present

Responsibilities: All business affairs of the organization. No salary currently but plan to begin receiving a salary of $105,000 per year upon the closing of sufficient funding, which is estimated to be $200,000. Stock options on 4-year vesting schedule with 1-year cliff.

Position: Director

Dates of Service: July, 2020 - Present

Responsibilities: Oversees the company's business operations, financial performance, fundraising, and strategy. Supervises, guides, and delegates executives in their duties.

Other business experience in the past three years:

Employer: C3NTRO Telecom

Title: Global Channel Partner Manager

Dates of Service: March, 2018 - June, 2020

Responsibilities: Create and support strategies to generate revenue from 3 regions, LATAM, North America and EMEA. Manage and support over 45 channel partners in multiple regions.

Name: Jesus Garcia Correa

Jesus Garcia Correa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technical Officer & Co-founder

Dates of Service: July, 2020 - Present

Responsibilities: All product development of the organization. No salary at this time, will be $105,000 per year once sufficient funding is in place. Stock options on 4 year vesting schedule with 1 year cliff.

Position: VP

Dates of Service: July, 2020 - Present

Responsibilities: Board of Directors

Position: Director

Dates of Service: July, 2020 - Present

Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties.

Other business experience in the past three years:

Employer: RSA

Title: Senior Systems Engineer

Dates of Service: July, 2019 - June, 2020

Responsibilities: Supports sales personnel by developing technical strategies to deliver RSA solutions that support business objectives of customers. Supports analysis of customer's business objective by gathering information from customers that enable the sales team to devise a proposed solution. Deliver sales and technical presales support to customers. Deliver product training and knowledge around the RSA solutions to customers, channel partners, and technology partners. Design of proof of concept and PoV tailored according to the needs of different customers.Supports analysis of customer's business objective by gathering information from customers that enable the sales team to devise a proposed solution. Deliver sales and technical presales support to customers. Deliver product training and knowledge around the RSA solutions to customers, channel partners, and technology partners. Design of proof of concept and PoV tailored according to the needs of different customers.

Name: Melvin D. De Jong

Melvin D. De Jong's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: July, 2020 - Present

Responsibilities: All financial affairs of the company. No salary at this time, will be $52,500 per year once sufficient funding is in place. Stock options on 4 year vesting schedule with 1 year cliff

Position: Secretary & Treasurer

Dates of Service: July, 2020 - Present

Responsibilities: Controls and disburses all moneys and securities of the Company. Issues all authorized notices for, and keeps, minutes of all meetings of the stockholders and the Board of Directors.

Position: Director

Dates of Service: July, 2020 - Present

Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties.

Name: Peter Nelson

Peter Nelson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP-Sales Operations & Co-Founder

Dates of Service: September, 2020 - Present

Responsibilities: Business operations, customer success and sales operations. No salary at this time, will be $105,000 per year once sufficient funding is in place. Stock options on 4 year vesting schedule with 1 year cliff.

Position: Director (Board Member)

Dates of Service: July, 2021 - Present

Responsibilities: Strategic governance, oversight and other related responsibilities

Other business experience in the past three years:

Employer: Equll Inc.

Title: Head of Operations

Dates of Service: September, 2019 - March, 2020

Responsibilities: Managed all aspects of shipments from initial customer contact through final delivery and payment.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: Hugo Sanchez-Chavez

Amount and nature of Beneficial ownership: 1,800,000

Percent of class: 17.2

Title of class: Class A Voting Common Stock

Stockholder Name: Jesus Garcia Correa

Amount and nature of Beneficial ownership: 4,200,000

Percent of class: 40.0

RELATED PARTY TRANSACTIONS

Name of Entity: Nancy De Jong

Relationship to Company: Family member

Nature / amount of interest in the transaction: Loan

Material Terms: $10,000 at 5% interest rate issued on 7/2/2022 with a 2 year term.

Name of Entity: Nancy De Jong

Relationship to Company: Family member

Nature / amount of interest in the transaction: Loan

Material Terms: $40,000 loan at 5% interest rate made on 1/19/2022 on an A/R structure.

Name of Entity: Jocelyn De Jong

Relationship to Company: Family member

Nature / amount of interest in the transaction: Loan

Material Terms: $10,000 loan at 5% interest rate made on 8/3/2022 with a 2 year term.

Name of Entity: Magalena Chavez Aguilar

Relationship to Company: Family member

Nature / amount of interest in the transaction: Load

Material Terms: $10,000 loan at 5% made on 8/5/2020 with a 2 year term.

Name of Entity: Magdalena Chavez Aguilar

Relationship to Company: Family member

Nature / amount of interest in the transaction: Loan

Material Terms: $23,000 loan at 5% interest rate made on 10/26/2022 with a 2 year term.

OUR SECURITIES

The company has authorized Class A Voting Common Stock, Preferred Stock, Class B Non-Voting Common Stock, Convertible Notes, SAFE Note, SAFE Note, SAFE Note, and SAFE Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 566,137 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 25,000,000 with a total of 9,000,000 outstanding.

Voting Rights

The holders of Class A Voting Common Stock are entitled to one (1) vote for each share of Class A Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that except as otherwise required by law, holders of Class A Voting Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to applicable law.

Material Rights

The total amount of Class A Voting Common Stock outstanding includes 1,682,746 shares to be issued pursuant to stock options issued.

The total amount of Class A Voting Common Stock outstanding includes 913,067 shares to be issued pursuant to stock options, reserved but unissued.

Please refer to the Company's First Amended & Restated Articles of Incorporation attached as Exhibit F to the Offering Memorandum for complete information on shareholder rights that may affect your investment.

Drag-Along Rights. The Class A Voting Common Stock shall have a drag-along right (the "Drag-Along Right") whereby if at any time one or more Stockholders who hold, in the aggregate, no less than 51% of the outstanding Class A Voting Common Stock ("Dragging Stockholders") receives a bona fide offer from any person other than an affiliate or any of the Dragging Stockholders to consummate, in one transaction or a series of related transactions, a "Change in Control", the Dragging Stockholders shall have the right to require the Class B Non-Voting Common Stock stockholders to participate in such "Change in Control" transaction. The Drag-Along Right is explained in further detail in the Subscription Agreement prepared for this Offering.

Right of First Refusal. Stockholders who desire to transfer any of their Shares permitted by the Company's Amended Bylaws, then the Stockholder shall first give written notice thereof to the Company. The notice shall (i) name the proposed transferee, (ii) state (a) the number of Shares to be transferred, (b) the proposed consideration and (c) all other terms and conditions of the proposed transfer, (iii) be signed by such Stockholder and the proposed purchaser or transferee, (iv) must constitute a binding commitment subject to the Company's right of first refusal as set forth herein, (v) be accompanied by proof satisfactory to the Company or its legal counsel that the proposed sale or transfer will not violate any applicable U.S. federal, state or other securities laws, and (vi) offer the Shares at the same price and upon the same terms (or terms as similar as reasonably possible) to the Company or its assignee(s).

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

Shares of Preferred Stock may be issued in one or more series at such time or times and for such consideration as the Board of Directors of the Corporation (the "Board of Directors") may determine. The Certificate of Incorporation grants the Board of Directors the power to fix from time to time, by resolution or resolutions providing for the establishment and/or issuance of any series of Preferred Stock, the designation and number of the shares of such series and the powers, preferences and rights of such series, and the qualifications, limitations or restrictions thereof, to the fullest extent such authority may be conferred upon the Board of Directors under applicable law.

Material Rights

Please refer to the Company's First Amended & Restated Articles of Incorporation attached as Exhibit F to the Offering Memorandum for complete information on shareholder rights that may affect your investment.

Shares of Preferred Stock may be issued in one or more series at such time or times and for such consideration as the Board of Directors of the Corporation (the "Board of Directors") may determine. The Certificate of Incorporation grants the Board of Directors the power to fix from time to time, by resolution or resolutions providing for the establishment and/or issuance of any series of Preferred Stock, the designation and number of the shares of such series and the powers, preferences and rights of such series, and the qualifications, limitations or restrictions thereof, to the fullest extent such authority may be conferred upon the Board of Directors under applicable law.

Class B Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Please refer to the Company's First Amended & Restated Articles of Incorporation attached as Exhibit F to the Offering Memorandum for complete information on shareholder rights that may affect your investment.

Drag-Along Rights. The Class A Voting Common Stock shall have a drag-along right (the "Drag-Along Right") whereby if at any time one or more Stockholders who hold, in the aggregate, no less than 51% of the outstanding Class A Voting Common Stock ("Dragging Stockholders") receives a bona fide offer from any person other than an affiliate or any of the Dragging Stockholders to consummate, in one transaction or a series of related transactions, a "Change in Control", the Dragging Stockholders shall have the right to require the Class B Non-Voting Common Stock stockholders to participate in such "Change in Control" transaction. The Drag-Along Right is explained in further detail in the Subscription Agreement prepared for this Offering.

Right of First Refusal. Stockholders who desire to transfer any of their Shares permitted by the Company's Amended Bylaws, then the Stockholder shall first give written notice thereof to the Company. The notice shall (i) name the proposed transferee, (ii) state (a) the number of Shares to be transferred, (b) the proposed consideration and (c) all other terms and conditions of the proposed transfer, (iii) be signed by such Stockholder and the proposed purchaser or transferee, (iv) must constitute a binding commitment subject to the Company's right of first refusal as set forth herein, (v) be accompanied by proof satisfactory to the Company or its legal counsel that the proposed sale or transfer will not violate any applicable U.S. federal, state or other securities laws, and (vi) offer the Shares at the same price and upon the same terms (or terms as similar as reasonably possible) to the Company or its assignee(s).

Convertible Notes

The security will convert into Standard preferred stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $232,342.00

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: Closing of Qualified Financing

Material Rights

Section 1. Conversion of Notes Payable

1.1 Automatic Financing Conversion. The entire outstanding principal amount of this Note, any accrued but unpaid interest and any other amounts payable under this Note shall be converted automatically into Financing Conversion Securities, or in the Company's sole discretion, Qualified Financing Securities, upon the closing of a Qualified Financing. In the event of such automatic conversion, this Note shall be converted into that number of the applicable securities determined by dividing (i) the aggregate outstanding principal amount of this Note, any accrued but unpaid interest, and any other amounts payable under this Note by (ii) the Note Conversion Price.

1.2 Maturity Conversion. Notwithstanding any other provision of this Note, in the event that, as of the first Final Maturity Date of any Note, the Notes have not been converted or otherwise repaid, and at the option of the Majority Holders in their sole discretion, all of the outstanding principal amount of the Notes and any accrued but unpaid interest may be converted into shares of the Company's Common Stock, or an equivalent security (the "Maturity Conversion"). In the event of such conversion by operation of this section, this Note shall be converted into fully paid and non-assessable shares of the Company's Common Stock, or an equivalent security, at a price per share determined by dividing (x) an amount equal to the Valuation Cap by (y) the Fully-Diluted Capitalization as of the Maturity Conversion.

1.3 Conversion or Payment upon Change of Control. Notwithstanding any other provision of this Note, if a Change of Control occurs prior to a Qualified Financing, then at the election of the Holder or, with respect to all Notes, the election of the Majority Holders in their sole discretion (irrespective of any individual Holder's election), either: (i) the Holder shall be paid a prepayment amount equal to all accrued and unpaid interest due on this Note as of immediately prior to such Change of Control plus 1.5X the then-outstanding principal amount of this Note, and the Note shall thereafter be cancelled and be of no further force or effect, whether or not delivered to the Company for cancellation, or (ii) the then-outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert as of immediately prior to such Change of Control into fully paid and non-assessable shares of the Company's Common Stock at a price per share determined by dividing (x) the Valuation Cap by (y) the Fully-Diluted Capitalization (excluding from such calculation the unused portion of any equity incentive plans) as of immediately prior to such Change of Control, without giving effect to any changes to the capitalization arising from such transaction.

SAFE Note

The security will convert into Safe preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $100,000.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $4,000,000.00

Conversion Trigger: Equity Financing

Material Rights

1. Events -SAFES

(a) Equity Financing. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

SAFE Note

The security will convert into Safe preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $95,000.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: Equity Financing

Material Rights

1. Events -SAFES

(a) Equity Financing. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

SAFE Note

The security will convert into Safe preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $10,000.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: Equity Financing

Material Rights

1. Events -SAFES

(a) Equity Financing. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

SAFE Note

The security will convert into Safe preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $77,000.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $9,000,000.00

Conversion Trigger: Equity Financing

Material Rights

1. Events -SAFES

(a) Equity Financing. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "rThreat," "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock of the Company should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company in connection with this offering of Class B Non-Voting Common Stock (the "Offering" or "Crowdfunding Campaign") should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors (as supplemented by Addendum 1 to Exhibit A and attached as Exhibit G to the Offering Memorandum), in addition to the other information listed in the Company's Form C as it may be amended from time to time, of which this Offering Memorandum forms a part. The following risk factors, including as supplemented by Addendum 1 to this Exhibit A and attached as Exhibit G to the Offering Memorandum, are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Additional risk factors not presently known to or by the Company or that the Company currently deems immaterial may also impair the Company and its operations. The Company's business, financing operations and condition, results of operations or prospects could be materially and adversely affected by any of these risks. In such case, an Investor could lose all or part of his, her or its investment. The order in which the risks are presented is not intended to represent the magnitude of the risk described. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products or services, that people think it's a better option than a competing product or service, or that we will able to provide any service at a level that allows the Company to make a profit and/or attract any business. Any valuation at this stage is difficult to assess The valuation for this Offering was established by the Company. We did not seek or obtain an opinion of a financial advisor or third-party valuation firm in establishing valuation for the offering. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The purchase price of the shares of Class B Non-Voting Common Stock offered in this crowdfunding campaign is not related to earnings, book value, or net worth of the Company and should not be considered to be an indication of the actual value of the Company or the Class B Non-Voting Common Stock or any other security of the Company. There is not now nor is there expected to be a public market for any securities of the Company, including the Class B Non-Voting Common Stock offered in this crowdfunding campaign; and the Company makes no representations or warranties, actual or implied that any of the Class B Non-Voting Common Stock purchased in this crowdfunding campaign can be resold at the applicable offering price per share or any other price. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing. The transferability of the Securities you are buying is limited Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to substantial legal and contractual restrictions on transfer, including restrictions on resale. The applicable restrictions on transfer include, but are not limited to: (1) SEC limitations on transfer (one-year resale restriction, subject to certain limited exceptions, per Regulation Crowdfunding) and (2) any applicable limitations on transfer imposed under the securities laws of the states or other jurisdictions in which such Class B Non-Voting Common Stock may be offered or sold. In addition to restrictions on transfer and resale under applicable securities laws: (a) the Class B Non-Voting Common Stock will be held by the purchaser thereof subject to all of the provisions of the Certificate of Incorporation and the Amended and Restated Bylaws of the Company as in effect from time to time (the "Bylaws"); and (b) as a condition to the issuance of any Class B Non-Voting Common Stock in this crowdfunding campaign, the purchaser thereof will be required to become a party to and be bound by the Drag-Along Right set forth in the Subscription Agreement for this crowdfunding campaign. Specifically, Section XI of the current Bylaws contains a restriction on transfer of a Stockholder's shares of capital stock and a right of first refusal in favor of the Company or its assignees. The limitations on the transfer of the Class B Non-Voting Common Stock may adversely affect your ability to find another party willing to purchase them and the price that you might be able to obtain for such stock in a private sale. Your investment could be illiquid for a long time An investment in the Company is a long-term commitment. Purchasers of the Class B Non-Voting Common Stock offered in this crowdfunding campaign must be ready to hold such securities for an indefinite period of time and must be able to bear a risk of total loss of their entire investment. The Class B Non-Voting Common Stock is not publicly-traded and is subject to substantial legal and contractual restrictions on transfer, including restrictions on resale. There is presently no public market for the securities of the Company and no assurance that any market will develop for the securities upon completion of this Offering or otherwise at any time. There also can be no assurance as to the depth or liquidity of any such market, if any, or the prices at which holders may be able to sell the securities. Consequently, an investment in the securities may be totally illiquid and investors may not be able to liquidate their investment readily or at all when they need or desire to sell. The Company may be acquired by another company, or all of the Company's assets may be sold; however, that may never happen or it may happen at a price that results in you losing money in this investment. Each purchaser in this Offering will be required to represent that such purchaser is purchasing the Class B Non-Voting Common Stock for such purchaser's own account, for investment purposes and not with a view to resale or distribution thereof. If the Company cannot raise sufficient funds it will not succeed The Company is offering shares of its Class B Non-Voting Common Stock in the amount of up to $1,070,000 in this Offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding (debt or equity) for some of the plans outlined in "Use of Proceeds." Our ability to obtain needed funding may be impaired by such factors as the capital markets and our history of losses, which could impact the availability or cost of future funding. Our inability to raise additional capital on favorable terms could have a material adverse effect on our business, financial condition and results of operations. If we are unsuccessful in achieving profitability and we cannot obtain additional funds on commercially reasonable terms or at all, we may be required to curtail significantly or cease our operations, which could result in the loss of all of your investment in our securities. We may not have enough capital as needed and may be required to raise more capital. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased and diluted with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. There are no assurances that we will be able to raise sufficient debt or equity financing to fund sustainable business operations. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock or Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, filing fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as SAFEs, convertible notes and warrants, which could adversely impact our financial condition. It is possible we will be unable to satisfy its ongoing debt obligations, including those evidenced by any outstanding debt. In the event we are at any time unable to satisfy its ongoing debt obligations, the default of such obligations may result in the acceleration of all outstanding amounts and the bankruptcy of the Company. Any bankruptcy or similar action would result in the Company being unable to continue operations and may result in the total loss of the investment of each prospective investor. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Further, as is the case with any business, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. Further, the Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an investor to lose all or a portion of his or her investment. Projections: Forward Looking Information See the forward-looking statements disclosure in Part I of Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum. We are reliant on one main type of service All of our current products or services are variants on one type of main service, providing a cloud-based SaaS solution that challenges a business' cyber defenses using real-world and custom threats in a secure environment. Our revenues are therefore dependent upon the market for such products and services. Some of our products are still in prototype phase and might never be operational products It is possible that the Company may be developing prototypes or products that may never be used to engage in transactions. It is possible that the failure to release any products or prototype is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. It is also possible that the Company will invest significant capital in the development of a product or prototype that never materializes into a viable product that can be sold by the Company. This investment and development may negatively impact the financial health of the Company and may cause a material adverse effect to the Company and its operations. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage on one or more products or services. Delays or cost overruns in the development of our products and services and any potential failure of any product or service to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, government restrictions, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights Except as specifically provided in the Company's Certificate of Incorporation or as otherwise required by the Delaware General Corporation Law or other applicable law which cannot be superseded by the provisions of such certificate of incorporation: (a) the Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them; and (b) the holders of the Company's Class A Common Stock currently shall possess exclusively all voting power. This means that you will have no rights to vote in elections of the Company's directors and no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. As to matters presented to voting stockholders, the interests of such voting stockholders may differ from, or conflict with, the interests of non-voting stockholders of the Company, including the interests of purchasers of the Class B Non-Voting Common Stock in this Offering. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after both (1) all of the creditors of our Company have been paid out and (2) all liquidation preferences of the Company's existing SAFE holders and any future senior debt or equity securities are satisfied. You are trusting that management will make the best decision for the Company. You are buying securities as a minority holder, and therefore must trust the management of the Company and its discretion. Insufficient Funds The Company is currently undercapitalized. The Company expects to continue to incur significant expenses related to its business, products and services. There is no assurance that such expenses will not be in an amount and for a duration that will exceed its projections, or that the Company's operations will ever become profitable. Unless the Company can further establish its products and services, business operations and generate any revenue from those operations, it will not have sufficient funds and will be unable carry out any proposed business activities, and insufficient funds to repay its debts. In such case, the Company may require additional financing to continue its operations. It is almost certain that additional equity or debt financing will be required. Such financing, if required, may not be available to the Company or may be available to it only on unfavorable terms. The Company might not sell enough securities in this Offering to meet its operating needs and fulfill its plans, in which case the Company may need to cease operations. In such an event, an investor will lose its entire investment. Even if we sell all the Class B Non-Voting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this Offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition The Company's products and services are marketed and sold in a competitive industry. Some competitors may have substantially greater resources, distribution networks, vendor relationships, material resources, technology, and industry experience than the Company. In addition, many potential competitors exist that, because of their substantial resources, distribution relationships and customer base, could enter the Company's market very quickly and possibly use applications, designs, and materials similar to the Company's. Other competitive responses might include intense and aggressive price competition, with competing products being offered at price points lower than the Company is able to profitably offer or sustain. There can be no assurance that the Company will be successful in the face of increasing competition from existing or new competitors, or that competition will not have a material adverse effect on the Company's business, financial condition, and results of operations. We are an early stage company and have limited revenue and operating history The Company was formed on July 16, 2020, has only generated an insignificant amount of revenue and has an extremely limited history of operations on which to base an evaluation of the prospects of its existing and anticipated future operations. The Company is currently operating at a deficit and there is absolutely no assurance the Company will be profitable. The Company is vulnerable to a variety of business risks generally associated with young start-up companies, such as the lack of working capital, ability to manage growth and expansion, a limited base of operations, dependence on key personnel and considerable competition, including from well-established and well-capitalized companies with far greater design, development, manufacturing, and marketing capacity. There is no assurance that the Company's existing or planned operations will ever generate a consistently viable product or service, significant sales or achieve profitability. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our intellectual property unenforceable or worthless through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The Company has limited intellectual property rights. The Company is not currently aware of any third-party intellectual property rights that would prevent the Company from engaging in its intended business operations, but the Company has not done sufficient research into third-party intellectual property rights to make that determination. The Company's success depends on protecting its intellectual property and intellectual property rights, and any proprietary Products and/or Services that are developed therefrom. Unauthorized parties may attempt to copy the Company's anticipated methods, products, services and operations with respect to products and/or services. The Company cannot be certain that the steps it has taken (if any) will prevent misappropriation of its intellectual property or intellectual property rights, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in the U.S. There can be no assurance that its efforts will provide meaningful protection to the Company. There can be no assurance that other companies will not acquire information that the Company considers to be proprietary. In addition, from time to time, third parties may assert copyright, trademark, patent and other intellectual property and intellectual property rights claims against the Company with respect to existing or future products or services, including with respect to the Company's current software as a service. If there is a successful claim of infringement and the Company fails or is unable to develop non-infringing products or services or license the infringed or similar technology on a timely basis, the Company's business and results of operations may be materially adversely affected. To date, the Company has applied for one (1) federal trademark with the United States Patent and Trademark Office, including a word mark for the Company's trademark "RTHREAT" (the "Mark"). The Company may have other potential common law trademarks, logos, slogans or phrases that it has yet to register. However, there can be no assurance that the Company will be successful in obtaining trademark protection for its Mark, or that the Company's Mark will not infringe upon the marks or intellectual property rights of a third party. The Company anticipates incurring additional legal fees in connection with obtaining state, federal and international trademarks and service marks in the future. To date, the Company has not applied for any patent protection for its Products or Services with the United States Patent and Trademark Office. The Company anticipates incurring additional legal fees in connection with obtaining federal and international patent protection in the future. There can be no assurance that the Company will be successful in applying for, receiving or maintaining patent protection for its products or services, or that the Company's products or services will not infringe upon the patents of a third party. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. The Company may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If the Company is unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely the Company's business will suffer from not having the right employees in the right positions at the right time. This would likely materially adversely impact the value of your investment. The Company's future success depends to a significant degree on the continued service of its key personnel and on its ability to attract, motivate and retain highly qualified employees. In particular, the Company is dependent upon the services of its co-founders, Jesus Garcia and Hugo Sanchez. The loss of the services of Jesus Garcia, Hugo Sanchez or other key employees could have a material adverse effect on the Company's business, financial condition, and results of operations. In addition, there are other key management and support positions (including some for which individuals have not yet been hired) the loss of which (or the inability to recruit and retain) could have a material adverse effect on the business of the Company, including the current positions filled by the Company's management, advisors, and key contractors. If the Company experiences rapid growth, its ability to operate successfully during periods of rapid growth will depend on its ability to attract and retain personnel and developing adequate systems and procedures to manage such growth. There can be no assurance that the Company will be able to attract and retain additional key management personnel with the skills and expertise necessary to manage the Company. The Company anticipates that follow-on debt or equity financing will be required for the Company to hire such management and key personnel as may be required to continue to develop its products and services and bring them to market. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time The operations of the Company and the production of its products and/or services are subject to several international, federal, state, and local regulations. The costs of compliance with such laws may be substantial. Operating costs are also affected by other government actions that are beyond the Company's control, including increases in the minimum hourly wage requirements, workers compensation insurance rates and other unemployment insurance, and other taxes. Additionally, the Company may require several approvals, licenses, and permits in the operation of its business. There is no assurance that the various international, federal, state, and local agencies responsible for granting such licenses, approvals and permits will do so or that, once granted, they will not be revoked. The absence of such licenses, approvals and permits could delay commencement of or prohibit business operations proposed by the Company. The laws and regulations concerning the selling of the Company's products or services may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be negatively affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including product and service development, software development, accounting, legal services, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' or vendors' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Company or in its computer systems could reduce the attractiveness of our products and services and result in a loss of investors and companies interested in using our products and services. Further, we rely on a third-party technology providers to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology providers or on the Company could harm our reputation or materially negatively impact our financial condition and business. Industry and Market Data Disclosure The opinions, estimates and projections and other forward-looking statements contained in this Offering Memorandum and the other portions of the Company's Form C Offering Statement of which this Offering Memorandum forms a part, as well as industry and market data and certain other information used herein and therein are derived from a variety of sources, including independent industry publications, government publications, academic publications or other published independent sources, which the Company did not participate in preparing. Although the Company has not independently verified the accuracy or completeness of the third-party information included in this Offering Memorandum and the other portions of the Company's Form C Offering Statement of which this Offering Memorandum forms a part, based on management's knowledge and experience, the Company believes that these third-party sources are credible and reliable. However, the Company makes no representations or guarantees as to its accuracy or completeness. Investors are cautioned not to place undue reliance on such market and industry data, estimates, projections and opinions, which may be based on numerous assumptions and subject to change based on various factors, including but not limited to, those discussed in the risk factors sections of this Offering Memorandum and matters described in this Offering Memorandum and the other portions of the Company's Form C Offering Statement of which this Offering Memorandum forms a part, generally, which prospective investors should carefully review. Additional Risk Factors to General Risks of Investment See Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum. Additional Risk Factors to Funds Risk See Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum. Additional Product and Service Risk Factors See Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum. Additional Risk Factors Pertaining to Market Competition and Operations See Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum. Additional Risk Factors Pertaining To Intellectual Property, Products and Services See Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum. Tax Risks See Addendum 1 to Exhibit A, attached as Exhibit G to the Offering Memorandum. Conflicts of Interest See Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum. Statement as to Transfer Restrictions. See Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. The Company has a related corporate entity CualliSys SA de CV that shares an executive officer and principal shareholder. CualliSys SA de CV is a related entity to the Company. The Company has one (1) common executive officer, who is also a co-owner of CualliSys, which results in a degree of common control between the two entities which may affect your investment. CualliSys is a corporation headquartered in and incorporated under the laws of Mexico that provides employee management services, software development services, and sales and marketing operations for Latin America.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

rThreat Inc.

By   /s/ *Hugo Sanchez*

      Name: rThreat Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Hugo Sanchez, the Chief Executive Officer of rThreat, Inc, hereby certify that the financial statements of rThreat, Inc and notes thereto for the periods ending December 31, 2021 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

rThreat, Inc has not yet filed its federal tax return for 2021 and 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 25th day of April, 2023.



_____ (Signature)

_____CEO + Co-founder _____ (Title)

_____04/25/2023_____ (Date)

rThreat, Inc
Balance Sheet as of December 31, 2021 and December 31,2022
(Unaudited)

Assets	12/31/2022	12/31/2021
Current Assets		
Cash Equivalents	90	1,780
Accounts Receivable	7,000	163,741
Other	22,254	77,823
Total Current Assets	29,344	243,344
Long-Term Assets		
Software IP	23,191	25,086
Total Long-term Assets	23,191	25,086
Total Assets	52,535	268,430

Liabilities & Owners' Equity	12/31/2022	12/31/2021
Current Liabilities		
Accounts Payable	59,955	130,625
Short Term Debt	432,901	283,659
Deferred Revenue	14,718	220,432
Total Current Liabilities	507,574	634,716
Long Term Liabilities		
Long Term Debt	235,287	224,891
SAFE Notes	280,000	165,000
Total Long-term Liabilities	515,287	389,891
Total Liabilities	1,022,861	1,024,607
Owners' Equity		
Stock	640	600
Additional Paid in Capital	171,745	1,429
Retained Earnings	(1,142,711)	(758,206)
Total Owners' Equity	(970,326)	(756,177)
Total Liabilities and OE	52,535	268,430

rThreat, Inc
Consolidated Statements of Operations
(Unaudited)

| | Years Ended | |
	12/31/2022	12/31/2021
Net Revenue	214,379	123,871
Cost of Sales	16,734	112,477
Gross Margin	197,645	11,394
Operating Expenses		
Research & Development	242,719	288,895
Selling, General and Administrative	317,628	406,137
Depreciation	1,895	1,895
Total Operating Expenses	562,242	696,927
Operating Income (Loss)	(364,597)	(685,533)
Other Income (Expense) net	7,829	119,776
Earnings Before Interest and Tax	(356,768)	(565,757)
Interest Expense-net	27,738	29,155
Provision for Income Taxes	-	-
Net Income (Loss)	(384,506)	(594,912)
Net Earnings (Loss) per Share	(0.06)	(0.10)

rThreat, Inc
Statement of Changes in Equity
(Unaudited)

	Preferred Stock		Class A Common stock		Class B Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			
Inception stock			6,000,000	600			1,429	-	2,029
Net income (loss)	-	-	-	-	-	-	-	(163,294)	(163,294)
December 31, 2020			6,000,000	$600			1,429	(163,294)	(161,265)
Net income (loss)	-	-	-	-	-	-	-	(594,912)	(594,912)
December 31, 2021			6,000,000	$600			1,429	($758,206)	(756,177)
Stock option Exercised	-	-	404,187	40			170,317	-	170,357
Net income (loss)	-	-	-	-	-	-	-	(384,506)	(384,506)
December 31, 2022			6,404,187	$640			171,746	($1,142,712)	(970,326)

rThreat, Inc
Statements of Cash Flows
(Unaudited)

	Years Ended	
	2022	2021
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	(384,505)	(594,912)
Adjustments to reconcile net income to net cash provided/(used) by operating activities		
Amortization of intangibles	1,895	1,895
Share-based compensation	-	1,429
Changes in operating assets and liabilities		
Accounts receivable, net	156,742	(163,742)
Prepaid Expenses	5,998	(139,580)
Accounts payable	16,350	30,010
Deferred revenue	(205,714)	220,432
Credit Cards	59	7,411
Other current liabilities	176,384	140,486
Deferred commission	21,393	(21,393)
Net cash provided/(used) by operating activities	(211,398)	(517,964)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of intangible assets	-	649
Net cash provided/(used) by operating activities	-	649
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contribution	170,357	-
Borrowing on Shareholder loans	-	(1,098)
Borrowing on Promissory Notes and loans	(86,045)	118,941
Borrowing on Convertible Notes	10,395	224,892
Borrowing on SAFEs	115,000	165,000
Net cash provided/(used) by financing activities	209,707	507,735
Change in cash	(1,691)	(9,580)
Cash-beginning of year	1,781	11,361
Cash-end of year	90	1,781

rThreat, Inc
Notes to Financial Statements
For Year Ended December 31, 2022 AND December 31, 2021

1. NATURE OF OPERATIONS

rThreat Inc. was incorporated on July 16, 2020, in the state of Delaware. The financial statements of rThreat Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bellingham, Washington.

rThreat Inc. has created a unique platform and methodology that allows organizations to assess defenses with live malware in a secure environment. Our platform delivers a zero trust, pragmatic, holistic approach to continuous security validation, allowing organizations to proactively interact with real-world threat activity on a consistent basis and apply increasingly advanced challenges to their cyber-defenses. Our goal is to help companies advance the maturity of their defenses. We drive emerging threat tactics and multiple obfuscation techniques through an automated SaaS platform that can regularly test the effectiveness of basic and advanced organizational detection and response capabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its software IP, which will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Income Taxes

rThreat Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2)   Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3)   Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing the cloud hosted software platform on annual or multi-year contracts to direct customers.

Cost of sales

Costs of goods sold include the cost of revenue- salary, taxes, processing fee, contracted services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $215,564 and $268,138, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred

rThreat Inc

Balance Sheet

As of December 31, 2022

	JAN - DEC 2021	JAN - DEC 2022
ASSETS		
Current Assets		
Bank Accounts		
100 Business Checking	0.00	0.00
110 SVB Checking	1,780.91	90.12
118 Cuallisys Transaction Offset	0.00	0.00
119 3rd Party Transactions Offset	0.00	0.00
Total 100 Business Checking	**1,780.91**	**90.12**
Total Bank Accounts	**$1,780.91**	**$90.12**
Accounts Receivable		
200 Accounts Receivable	78,965.55	0.00
210 Accounts Receivable-Other	84,776.16	7,000.00
Total Accounts Receivable	**$163,741.71**	**$7,000.00**
Other Current Assets		
12000 Undeposited Funds	0.00	0.00
300 Prepaid Expenses		
310 Prepaid Insurance	0.00	0.00
320 Prepaid Monthly Licenses	9,551.91	3,554.13
330 Prepaid Professional Svcs	-1,457.50	0.00
350 Salary Advances	0.00	18,700.00
Total 300 Prepaid Expenses	**8,094.41**	**22,254.13**
380 Deferred Discounts	48,335.00	0.00
Uncategorized Asset	0.00	0.00
Total Other Current Assets	**$56,429.41**	**$22,254.13**
Total Current Assets	**$221,952.03**	**$29,344.25**
Fixed Assets		
410 Software IP	27,769.63	27,769.63
415 Accumulated Depreciation	-2,683.99	-4,578.55
Total Fixed Assets	**$25,085.64**	**$23,191.08**
Other Assets		
450 Security Deposits		0.00
460 Deferred Commission	21,393.00	0.00
Total Other Assets	**$21,393.00**	**$0.00**
TOTAL ASSETS	**$268,430.67**	**$52,535.33**

rThreat Inc

Balance Sheet

As of December 31, 2022

	JAN - DEC 2021	JAN - DEC 2022
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
500 Accounts Payable	46,143.37	63,950.86
Total Accounts Payable	**$46,143.37**	**$63,950.86**
Credit Cards		
515 SVB Issued	9,706.69	10,294.84
520 Best Buy Issued	2,560.10	2,031.22
Total Credit Cards	**$12,266.79**	**$12,326.06**
Other Current Liabilities		
600 Accrued Payroll Liabilities	9,333.34	0.00
610 Accrued Expenses	29,385.01	198,548.18
620 StateTaxes Payable		
621 WA B&O Tax	0.00	0.00
Total 620 StateTaxes Payable	**0.00**	**0.00**
630 Commission Payable	18,080.00	5,000.00
635 Deferred Compensation Liability	15,416.69	15,416.69
640 Deferred/Unearned Revenue	220,432.00	14,718.00
645 Short Term Loans Payable		
657 Loan Payable - Peter Nelson	50,000.00	0.00
659 Loans Payable-Hugo Sanchez	0.00	0.00
661 Loan Payable-Good Funding	37,366.76	25,000.00
662 Loan Payable - Nancy De Jong		7,066.40
664 Loan Payable-Mel De Jong	2,000.00	0.00
665 Loan Payable-TASMicro		20,666.67
666 Loan Payable-Manuel de la Torre Rabago		2,000.00
Total 645 Short Term Loans Payable	**89,366.76**	**54,733.07**
650 Notes Payable		
646 Note Payable-Nicolas Cervantes		5,614.56
651 Note Payable-Arturo	53,418.75	56,089.69
652 Note Payable-JDeJong	10,718.75	11,254.70
653 Note Payable-NDeJong	10,762.50	11,300.64
654 Note Payable-MChavez	35,170.64	36,929.24
655 Note Payable-KSchipper	31,631.25	0.00
656 Note Payable-OChantharangsy	31,631.25	0.00
660 Note Payable-Kiran Akkineni	10,458.34	10,981.26
663 Note Payable Spencer Kadas	10,500.79	10,710.81

rThreat Inc

Balance Sheet

As of December 31, 2022

	JAN - DEC 2021	JAN - DEC 2022
Total 650 Notes Payable	**194,292.27**	**142,880.90**
680 Convertible Notes Payable		
681 Convertible Note Payable-Justin Heyl	204,708.34	214,059.58
682 Convertible Note Payable-Spencer Kadas	20,183.33	21,227.49
Total 680 Convertible Notes Payable	**224,891.67**	**235,287.07**
700 SAFE		
710 SAFE-Josh Stephens	100,000.00	100,000.00
715 SAFE - Inaki Pedroarena	15,000.00	15,000.00
718 SAFE-Candlelight Partners	50,000.00	50,000.00
720 SAFE-Aaron Reznik		30,000.00
721 SAFE-Adrian Chavez		10,000.00
722 SAFE-Laura Nelson		15,000.00
723 SAFE-Miguel Lavin Segura		5,000.00
724 SAFE-Sabeeka Dar		10,000.00
725 SAFE-Manuel de la Torre Rabago		20,000.00
726 SAFE-Carlos Bautista		15,000.00
727 SAFE-Carlos Gonzalez		10,000.00
Total 700 SAFE	**165,000.00**	**280,000.00**
Total Other Current Liabilities	**$966,197.74**	**$946,583.91**
Total Current Liabilities	**$1,024,607.90**	**$1,022,860.83**
Total Liabilities	**$1,024,607.90**	**$1,022,860.83**
Equity		
800 Capital Stock		
801 Common Stock-Class A Voting	600.00	640.42
Total 800 Capital Stock	**600.00**	**640.42**
825 Pd in Amt in Excess of Par	1,428.84	171,745.66
840 Treasury Stock		0.00
860 Retained Earnings	-163,294.07	-758,206.07
Net Income	-594,912.00	-384,505.51
Total Equity	**$ -756,177.23**	**$ -970,325.50**
TOTAL LIABILITIES AND EQUITY	**$268,430.67**	**$52,535.33**

rThreat Inc

Profit and Loss by Month
January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
Income			
900 Revenue			$0.00
910 Subscription Revenue	184,511.00	223,214.00	$407,725.00
915 Non Subscription Revenue	17,000.00	39,500.00	$56,500.00
960 License Discounts	-77,665.00	-48,335.00	$ -126,000.00
Total 900 Revenue	**123,846.00**	**214,379.00**	**$338,225.00**
980 Gain/Loss on Foreign Exchange	25.01		$25.01
Total Income	**$123,871.01**	**$214,379.00**	**$338,250.01**
Cost of Goods Sold			
1000 Cost of Revenue			$0.00
1100 Payroll-CostofRev			$0.00
1110 Payroll-CostofRev-Salary	50,358.37	11,666.68	$62,025.05
1115 Payroll-CostofRev-Taxes	4,307.68	1,724.90	$6,032.58
Total 1100 Payroll-CostofRev	**54,666.05**	**13,391.58**	**$68,057.63**
1150 Contracted-CostofRev	26,139.47	12,341.36	$38,480.83
1400 Computer and Internet			$0.00
1420 Hosting		12,646.16	$12,646.16
Total 1400 Computer and Internet		**12,646.16**	**$12,646.16**
1500 Transactional Costs			$0.00
1510 Payment Processing Fee	5.00		$5.00
1530 Other Transaction Fees		22.00	$22.00
Total 1500 Transactional Costs	**5.00**	**22.00**	**$27.00**
1800 Dues & Subscriptions	31,666.64	-21,666.64	$10,000.00
Total 1000 Cost of Revenue	**112,477.16**	**16,734.46**	**$129,211.62**
Total Cost of Goods Sold	**$112,477.16**	**$16,734.46**	**$129,211.62**
GROSS PROFIT	**$11,393.85**	**$197,644.54**	**$209,038.39**
Expenses			
2000 Research & Development			$0.00
2150 Contracted-R&D	273,911.91	242,718.50	$516,630.41
2400 Office Equipment-R&D	4,524.08		$4,524.08
2600 Travel and Related Expenses			$0.00
2610 Transportation and Housing	6,675.92		$6,675.92
Total 2600 Travel and Related Expenses	**6,675.92**		**$6,675.92**
2700 Software & Tools-R&D	3,782.65		$3,782.65
Total 2000 Research & Development	**288,894.56**	**242,718.50**	**$531,613.06**

rThreat Inc

Profit and Loss by Month
January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
4000 Sales & Marketing			$0.00
4050 Sales			$0.00
4100 Payroll-Sales			$0.00
4110 Payroll-Sales-Salaries	69,964.75		$69,964.75
4115 Payroll-Sales-Taxes	5,937.49		$5,937.49
4120 Payroll-Sales-Benefits	16.64		$16.64
Total 4100 Payroll-Sales	**75,918.88**		**$75,918.88**
4150 Contracted-Sales	38,042.94	112,688.84	$150,731.78
4200 Commissions			$0.00
4210 Commission-Sales Agents	10,527.00	13,488.00	$24,015.00
4220 Commission-Resellers	0.00	0.00	$0.00
Total 4200 Commissions	**10,527.00**	**13,488.00**	**$24,015.00**
4400 Supplies	1,506.11		$1,506.11
4600 Travel and Related Expense		3,095.15	$3,095.15
4610 Transporation and Housing	1,162.64	8,797.46	$9,960.10
4620 Meals & Entertainment	327.39	7,596.69	$7,924.08
Total 4600 Travel and Related Expense	**1,490.03**	**19,489.30**	**$20,979.33**
4700 Software & Tools-Sales			$0.00
4710 CRM	1,545.27	786.60	$2,331.87
4720 3rd Party Demo Hosting		220.00	$220.00
Total 4700 Software & Tools-Sales	**1,545.27**	**1,006.60**	**$2,551.87**
Total 4050 Sales	**129,030.23**	**146,672.74**	**$275,702.97**
5050 Marketing			$0.00
5100 Payroll-Marketing			$0.00
5110 Payroll-Marketing-Salaries	27,184.69		$27,184.69
5115 Payroll-Marketing-Taxes	2,423.53		$2,423.53
5120 Payroll-Marketing-Benefits	5,836.32		$5,836.32
Total 5100 Payroll-Marketing	**35,444.54**		**$35,444.54**
5150 Contracted-Marketing	10,507.73	15,540.63	$26,048.36
5300 Advertising	599.35	75.62	$674.97
5310 Events	1,553.19		$1,553.19
5320 Promotions	9,950.72	20.55	$9,971.27
5330 Public Relations	15,759.23	15,850.00	$31,609.23
5340 Website	4,202.79	862.55	$5,065.34
5550 Conferences & Trade Shows	16,761.54	3,250.41	$20,011.95
5600 Travel Related Expenses		3,300.00	$3,300.00
5610 Transportation and Housing	9,999.92	12,469.41	$22,469.33
5620 Meals & Entertainment	5,154.05	2,462.00	$7,616.05
Total 5600 Travel Related Expenses	**15,153.97**	**18,231.41**	**$33,385.38**
5700 Software & Tools-Marketing	1,130.99		$1,130.99
5800 Dues & Subscriptions	23,543.76	15,060.00	$38,603.76

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
Total 5050 Marketing	**134,607.81**	**68,891.17**	**$203,498.98**
Total 4000 Sales & Marketing	**263,638.04**	**215,563.91**	**$479,201.95**
8000 General & Administrative			$0.00
8100 Payroll - G&A			$0.00
8110 Payroll- G&A-Salary	63,009.27	7,000.00	$70,009.27
8115 Payroll-G&A-Taxes	4,781.98	1,051.34	$5,833.32
Total 8100 Payroll - G&A	**67,791.25**	**8,051.34**	**$75,842.59**
8150 Contracted-Admin	14,295.99	23,685.20	$37,981.19
8200 Office Supplies	1,189.64	2,291.12	$3,480.76
8250 Postage and Shipping	770.85	2.23	$773.08
8300 Workspace Operation			$0.00
8310 Rent	5,500.00	4,558.57	$10,058.57
8320 Cyber Workspace	12,821.71	9,532.18	$22,353.89
8330 Insurance	504.00	513.00	$1,017.00
Total 8300 Workspace Operation	**18,825.71**	**14,603.75**	**$33,429.46**
8400 Computer and Internet Expenses	1,989.73		$1,989.73
8500 Service Fees & Taxes	194.97		$194.97
8510 Payroll Processings Fees	913.55	511.42	$1,424.97
8520 Fees-Other	1,902.84	2,018.21	$3,921.05
8530 Bank Service Charges	814.14	1,832.25	$2,646.39
8540 B&O Taxes	0.00		$0.00
Total 8500 Service Fees & Taxes	**3,825.50**	**4,361.88**	**$8,187.38**
8550 Professional Fees			$0.00
8560 Legal Fees	8,817.79	36,073.57	$44,891.36
8570 Accounting Fees	1,765.26	3,750.00	$5,515.26
8580 Consulting Fees	1,680.00		$1,680.00
Total 8550 Professional Fees	**12,263.05**	**39,823.57**	**$52,086.62**
8600 Travel Related Expense		207.41	$207.41
8610 Transportation and Housing	4,525.98	4,432.12	$8,958.10
8630 Meals and Entertainment	3,827.18	1,387.08	$5,214.26
Total 8600 Travel Related Expense	**8,353.16**	**6,026.61**	**$14,379.77**
8700 Software & Tools-G&A	502.68		$502.68
8800 Dues & Subscriptions-G&A	11,263.41	5,180.21	$16,443.62
Total 8000 General & Administrative	**141,070.97**	**104,025.91**	**$245,096.88**
8140 Stock Compensation Expense	1,428.84		$1,428.84
Uncategorized Expense	0.00	-68.16	$ -68.16
Total Expenses	**$695,032.41**	**$562,240.16**	**$1,257,272.57**
NET OPERATING INCOME	$ -683,638.56	$ -364,595.62	$ -1,048,234.18
Other Income			
9000 Interest Earned		525.10	$525.10

rThreat Inc

Profit and Loss by Month
January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
9900 Other Miscellaneous Income	119,776.16	7,303.50	$127,079.66
Total Other Income	**$119,776.16**	**$7,828.60**	**$127,604.76**
Other Expenses			
9560 Interest Expense	29,155.02	25,843.93	$54,998.95
9950 Depreciation Expense	1,894.58	1,894.56	$3,789.14
Total Other Expenses	**$31,049.60**	**$27,738.49**	**$58,788.09**
NET OTHER INCOME	**$88,726.56**	**$ -19,909.89**	**$68,816.67**
NET INCOME	**$ -594,912.00**	**$ -384,505.51**	**$ -979,417.51**

rThreat Inc

Statement of Cash Flows
January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
OPERATING ACTIVITIES			
Net Income	-594,912.00	-384,505.51	$ -979,417.51
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
200 Accounts Receivable	-78,965.55	78,965.55	$0.00
210 Accounts Receivable-Other	-84,776.16	77,776.16	$ -7,000.00
310 Prepaid Expenses:Prepaid Insurance	583.00		$583.00
320 Prepaid Expenses:Prepaid Monthly Licenses	-9,551.91	5,997.78	$ -3,554.13
330 Prepaid Expenses:Prepaid Professional Svcs	1,457.50	-1,457.50	$0.00
350 Prepaid Expenses:Salary Advances	2,500.00	-18,700.00	$ -16,200.00
380 Deferred Discounts	-48,335.00	48,335.00	$0.00
Uncategorized Asset	0.00		$0.00
500 Accounts Payable	28,552.61	17,807.49	$46,360.10
515 SVB Issued	6,252.65	588.15	$6,840.80
520 Best Buy Issued	1,158.11	-528.88	$629.23
600 Accrued Payroll Liabilities	9,333.34	-9,333.34	$0.00
610 Accrued Expenses	19,547.01	169,163.17	$188,710.18
621 StateTaxes Payable:WA B&O Tax	0.00		$0.00
630 Commission Payable	18,080.00	-13,080.00	$5,000.00
635 Deferred Compensation Liability	8,750.01		$8,750.01
640 Deferred/Unearned Revenue	220,432.00	-205,714.00	$14,718.00
646 Notes Payable:Note Payable-Nicolas Cervantes		5,614.56	$5,614.56
651 Notes Payable:Note Payable-Arturo	2,611.28	2,670.94	$5,282.22
652 Notes Payable:Note Payable-JDeJong	513.74	535.95	$1,049.69
653 Notes Payable:Note Payable-NDeJong	512.85	538.14	$1,050.99
654 Notes Payable:Note Payable-MChavez	1,964.47	1,758.60	$3,723.07
655 Notes Payable:Note Payable-KSchipper	1,506.25	-31,631.25	$ -30,125.00
656 Notes Payable:Note Payable-OChantharangsy	1,506.25	-31,631.25	$ -30,125.00
657 Short Term Loans Payable:Loan Payable - Peter Nelson	50,000.00	-50,000.00	$0.00
659 Short Term Loans Payable:Loans Payable-Hugo Sanchez	-1,097.73	0.00	$ -1,097.73
660 Notes Payable:Note Payable-Kiran Akkineni	10,458.34	522.92	$10,981.26
661 Short Term Loans Payable:Loan Payable-Good Funding	37,366.76	-12,366.76	$25,000.00
662 Short Term Loans Payable:Loan Payable - Nancy De Jong		7,066.40	$7,066.40
663 Notes Payable:Note Payable Spencer Kadas	10,500.79	210.02	$10,710.81
664 Short Term Loans Payable:Loan Payable-Mel De Jong	2,000.00	-2,000.00	$0.00
665 Short Term Loans Payable:Loan Payable-TASMicro		20,666.67	$20,666.67
666 Short Term Loans Payable:Loan Payable-Manuel de la Torre Rabago		2,000.00	$2,000.00
681 Convertible Notes Payable:Convertible Note Payable-Justin Heyl	204,708.34	9,351.24	$214,059.58
682 Convertible Notes Payable:Convertible Note Payable-Spencer Kadas	20,183.33	1,044.16	$21,227.49
710 SAFE:SAFE-Josh Stephens	100,000.00		$100,000.00
715 SAFE:SAFE - Inaki Pedroarena	15,000.00		$15,000.00
718 SAFE:SAFE-Candlelight Partners	50,000.00		$50,000.00
720 SAFE:SAFE-Aaron Reznik		30,000.00	$30,000.00
721 SAFE:SAFE-Adrian Chavez		10,000.00	$10,000.00
722 SAFE:SAFE-Laura Nelson		15,000.00	$15,000.00

rThreat Inc

Statement of Cash Flows

January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
723 SAFE:SAFE-Miguel Lavin Segura		5,000.00	$5,000.00
724 SAFE:SAFE-Sabeeka Dar		10,000.00	$10,000.00
725 SAFE:SAFE-Manuel de la Torre Rabago		20,000.00	$20,000.00
726 SAFE:SAFE-Carlos Bautista		15,000.00	$15,000.00
727 SAFE:SAFE-Carlos Gonzalez		10,000.00	$10,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**602,752.28**	**189,169.92**	**$791,922.20**
Net cash provided by operating activities	**$7,840.28**	**$ -195,335.59**	**$ -187,495.31**
INVESTING ACTIVITIES			
410 Software IP	649.00		$649.00
415 Accumulated Depreciation	1,894.58	1,894.56	$3,789.14
450 Security Deposits		0.00	$0.00
460 Deferred Commission	-21,393.00	21,393.00	$0.00
Net cash provided by investing activities	**$ -18,849.42**	**$23,287.56**	**$4,438.14**
FINANCING ACTIVITIES			
801 Capital Stock:Common Stock-Class A Voting		40.42	$40.42
825 Pd in Amt in Excess of Par	1,428.84	170,316.82	$171,745.66
840 Treasury Stock		0.00	$0.00
Net cash provided by financing activities	**$1,428.84**	**$170,357.24**	**$171,786.08**
NET CASH INCREASE FOR PERIOD	**$ -9,580.30**	**$ -1,690.79**	**$ -11,271.09**

rThreat, Inc
STATEMENT OF SHAREHOLDER EQUITY

	2022	2021
COMMON STOCK		
CLASS A, VOTING		
BEG BAL	$ 600.00	$ 600.00
ADDITIONAL	$ 40.42	
ENDING BAL-CLASS A	$ 640.42	$ 600.00
CLASS B, NON-VOTING		
BEG BAL	$ -	$ -
ADDITIONAL		
ENDING BAL-CLASS B	$ -	$ -
SUBTOTAL COMMON STOCK	$ 640.42	$ 600.00
ADDITIONAL PAID IN CAPITAL		
BEG BAL	$ 1,428.84	$ -
ADDITIONAL	$ 170,316.82	$ 1,428.84
ENDING BAL	$ 171,745.66	$ 1,428.84
RETAINED EARNINGS		
BEG BAL	$ (758,206.07)	$ (163,294.07)
NET LOSS	$ (384,505.51)	$ (594,912.00)
ENDING BAL	$ (1,142,711.58)	$ (758,206.07)
ENDING BALANCE SHAREHOLDER EQUITY	$ (970,325.50)	$ (756,177.23)

CERTIFICATION

I, Hugo Sanchez, Principal Executive Officer of rThreat Inc., hereby certify that the financial statements of rThreat Inc. included in this Report are true and complete in all material respects.

Hugo Sanchez

CEO